SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ # (Tax ID) 02.808.708/0001-07
Publicly-held Company

Relevant Notice

As known by shareholders and the capital markets in general, Companhia de Bebidas das Américas - AmBev issued warrants to replace those originally issued by Companhia Cervejaria Brahma in 1996, as per deliberation of the extraordinary shareholders meeting held on September 2000. Each warrant has the right to subscribe five thousand common or preferred shares , in light of the share split as approved by the Extraordinary Shareholders Meeting of October 20, 2000.

The subscription price of each warrant was originally established as being R$1,000.00 per thousand shares (or R$200.00 after the share split). This price was to be adjusted according to the IGP-M inflation index, plus 12% p.a. nominal interest pro-rata until April 2003. Additionally, it was defined that in event of a private or public capital increase at prices below those of the theoretical price of the warrant, the price would be adjusted to equal such subscription price and all subsequent price-level adjustments and corrections would be calculated from that new level. Such determination was provided for in case capital increases were made through a private or public subscription at prices below that of the warrant. This adjustment, therefore, would also benefit warrant holders, as is customary for the issuance of convertible debentures.

However, AmBev understands the capital increases arising from the Company's Stock Option Plan are not relevant in determining the price of exercise of the aforementioned warrants, , since the subscription prices of such capital increases were determined a long time ago and that such prices may eventually correspond to amounts below that of the theoretical exercise price of the warrants. Furthermore, should the price of the warrant be adjusted to reflect capital increases arising from the Company Stock Option plan, the price of the warrant may be below market price at the option exercise date granted in the past (exactly due to the success of management performance, that the Company's Stock Option Plan aims to incentive and reward).

Considering this issue absolutely clear in AmBev's opinion and as such informed to all shareholders and warrant holders who formally or informally consulted with the Company, it has come to AmBev's attention that certain warrant holders had a different understanding. Therefore, the Company made a formal inquiry to the Brazilian CVM - "Comissão de Valores Mobiliários" on October 7, 2002, seeking to confirm such understanding.

According to the letter received on November 1st, 2002, AmBev was informed by CVM that its Legal Counsel had a different understanding of this matter, and that it considers the prices of subscriptions made from 1996 through 2003, as per the Company's Stock Option Plan applicable to determine the issue price of the warrants.

AmBev understands, respectfully, that such interpretation by the CVM's Legal Counsel is misinformed and it intends to question the CVM again through the proper legal channels, based upon the opinion of the Company's external legal counsels. In its actions, the Company seeks the equitable treatment of all interested parties and may not arbitrate on behalf of the warrant and shareholders in general despite its continuous concern for the Company's investors.

São Paulo, November 4, 2002

Luis Felipe P. Dutra Leite
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2002

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.